Exhibit 16.1

August 26, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nano Dimension Ltd. and, under the date of August 19, 2025, we reported on the consolidated financial statements of Nano Dimension Ltd. as of and for the years ended December 31, 2023 and 2024. On August 26, 2025, we resigned.

We have read Nano Dimension Ltd.’s statements included under Item 4.01 of its Form 6-K dated August 26, 2025, and we agree with the statements contained therein, except that we are not in a position to agree or disagree with the statements made in the first and sixth paragraphs thereof.

Very truly yours,

Somekh Chaikin

Member Firm of KPMG International

Tel-Aviv, Israel